UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
§ 240.13d-2(a)

(Amendment No.  )1

Trans-Lux Corporation
(Name of Issuer)

Common Stock
(Title of Class of Securities)

893247304
(CUSIP Number)

Transtech LED Company Limited
Yaozhong Shi, Chairman, CEO and Director
Flat/Rm 1304,13/F, Winful Centre
30 Shing Yip Street, Kwun Tong, Kowloon, Hong Kong
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

June 27, 2014
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

_______________
1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 893247304

1	NAME OF REPORTING PERSON Transtech LED Company Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Hong Kong
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 366,666*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 366,666*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 366,666
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 21.5%
14	TYPE OF REPORTING PERSON OO

*Consists of 333,333 shares of Common Stock and 33,333 shares of Common Stock underlying warrants that are exercisable within 60 days.

CUSIP NO. 893247304

1	NAME OF REPORTING PERSON Yaozhong Shi
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION China
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 366,666*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 366,666*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 366,666
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 21.5%
14	TYPE OF REPORTING PERSON IN

*Consists of 333,333 shares of Common Stock and 33,333 shares of Common Stock underlying warrants that are exercisable within 60 days beneficially owned by Transtech LED Company Limited.  Mr. Shi, as Chairman, Chief Executive Officer and majority owner of Transtech LED Company Limited, may be deemed to beneficially own the shares of Common Stock beneficially owned by Transtech LED Company Limited.

CUSIP NO. 893247304

Item 1.  Security and Issuer.

This statement on Schedule 13D relates to the shares of common stock, par value $0.001 per share (the “Common Stock”), of Trans-Lux Corporation (the “Issuer”), a Delaware corporation.  The Issuer’s principal executive offices are located at 445 Park Avenue, Suite 2001, New York, NY 10022.

Item 2.  Identity and Background.

This statement on Schedule 13D (the “Statement”) is being filed on behalf of the following persons (collectively, the “Reporting Persons”): (1) Transtech LED Company Limited (the “Company”), a company organized under the laws of Hong Kong, whose prior name was Retop Industrial (Hong Kong) Limited until a name change to its current name was effected on July 27, 2015, and (2) Yaozhong Shi, an individual who is a citizen of China (“Shi”), who is Chairman, Chief Executive Officer and majority owner of the Company and a director of the Issuer.  The address of the principal office of both Reporting Persons is Flat/Rm 1304, 13/F, Winful Centre, 30 Shing Yip Street, Kwun Tong, Kowloon, Hong Kong.  The principal business of the Company is distribution of LED digital and lighting products.  The principal occupation of Shi is serving as Chairman and Chief Executive Officer of the Company.

During the last five years, none of the Reporting Persons has been (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining further violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.  Source or Amount of Funds or Other Consideration.

On June 27, 2014, the Issuer entered into that certain Securities Purchase Agreement (the “SPA”) with the Company, pursuant to which the Company purchased 333,333 shares of the Common Stock at a price of $6.00 per share, for an aggregate purchase price of $2,000,000 (the “Purchase”).  The SPA requires that the proceeds of the Purchase are to be utilized solely in connection with the Issuer’s LED display business unit, including for working capital and general corporate purposes related thereto.  The issuance of the Common Stock was completed in accordance with the exemption provided by Section 4(a)(2) of the Securities Act of 1933, as amended (the “Securities Act”).  In connection with the Purchase, the Issuer also issued to the Company warrants to purchase 33,333 shares of Common Stock at an exercise price of $8.00 per share (the “Warrants”).  The issuance of the Warrants was completed in accordance with the exemption provided by Section 4(a)(2) of the Securities Act.  On July 30, 2014, upon a reorganization of the Company, Shi became Chairman, Chief Executive Officer and majority owner of the Company.

The summaries of the SPA and the Warrants are not complete, and are qualified in their entirety by reference to the texts of the agreements, which are referenced as Exhibit 1 and Exhibit 2 to this Statement.  The SPA is incorporated by reference to Exhibit 99.1 to the Current Report on Form 8-K (the “8-K Filing”) filed by the Issuer with the Securities and Exchange Commission (the “SEC”) on June 30, 2014.

Item 4.  Purpose of Transaction.

Shi is a director of the Issuer.  Except in Shi’s capacity as a director of the Issuer and as otherwise set forth herein, the Reporting Persons have no present plan or proposal that would relate to or result in any of the matters set forth in subparagraphs (a)-(j) of Item 4 of Schedule 13D. The Reporting Persons intend to review their investment in the Issuer on a continuous basis. Depending on various factors including, without limitation, the Issuer’s financial position and strategic direction, actions taken by its Board of Directors, price levels of the shares of Common Stock, other investment opportunities available to the Reporting Persons, conditions in the securities market and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to their investment in the Issuer as they deem appropriate including, without limitation, purchasing additional shares of Common Stock or selling some or all of their shares of Common Stock, and alone or with others, pursuing discussions with management, the Board, other shareholders of the Issuer and third parties with regard to its investment in the Issuer, and/or otherwise changing their intention with respect to any and all matters referred to in Item 4 of Schedule 13D.

CUSIP NO. 893247304

Item 5.  Interest in Securities of the Issuer.

(a)
See rows (11) and (13) of the cover pages to this Statement for the aggregate number of shares of Common Stock and percentage of Common Stock beneficially owned by the Reporting Persons.  The percentage of the shares of Common Stock beneficially owned by the Reporting Persons is calculated based upon 1,672,589 shares of Common Stock issued and outstanding as of October 12, 2015, as reported in the Company’s Prospectus filed with the SEC on October 14, 2015.  Shares of Common Stock issuable upon exercise of Warrants beneficially owned by the Reporting Persons that are exercisable within 60 days are deemed outstanding for the purpose of computing the percentage ownership of the Reporting Persons.

(b)
See Rows (7) through (10) of the cover pages to this Statement for the number of shares of Common Stock as to which the Reporting Persons have the sole or shared power to vote or direct the vote and sole or shared power to dispose or to direct the disposition.

(c)	The Reporting Persons have not effected any transactions in the Issuer’s securities during the past 60 days.

(d)
No person is known by the Reporting Persons to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any shares of Common Stock beneficially owned by the Reporting Persons.

(e)	Not applicable.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The information disclosed in Item 3 and Item 4 above is incorporated herein by reference.

On November 13, 2015, the Reporting Persons entered into a Joint Filing Agreement (the “Joint Filing Agreement”) in which the parties agreed to the joint filing on behalf of each of them of statements on Schedule 13D with respect to the securities of the Issuer to the extent required by applicable law.  The Joint Filing Agreement is attached as Exhibit 3 hereto and is incorporated herein by reference.

Other than as described in Item 3, Item 4 and this Item 6, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the Reporting Persons and any person with respect to any securities of the Issuer, including but not limited to transfer or voting of any other securities, finder’s fees, joint ventures, loan or option arrangements, put or calls, guarantees of profits, divisions of profits or loss, or the giving or withholding of proxies.

Item 7.  Material to Be Filed as Exhibits.

Exhibit 1 – Securities Purchase Agreement dated as of June 27, 2014, between the Issuer and Retop Industrial (Hong Kong) Limited (incorporated by reference to Exhibit No.99.1 to the 8-K filing).

Exhibit 2 – Warrants dated as of June 27, 2014, issued in favor of Retop Industrial (Hong Kong) Limited (incorporated by reference to Exhibit No. 4.01 to the 8-K filing).

Exhibit 3 – Joint Filing Agreement as required by Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended.

CUSIP NO. 893247304

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

TRANSTECH LED COMPANY LIMITED

/s/ Yaozhong Shi
Name: Yaozhong Shi

Chairman and CEO
Title

November 13, 2015
Date

YAOZHONG SHI, an individual

/s/ Yaozhong Shi

November 13, 2015
Date